Exhibit 12.1
10/12/2011
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date June 30, 2011

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2006	2007	2008	2009	2010	2011
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$131,840	$137,594	$136,042	$136,914	$128,225	$60,511
Interest expense, net of amounts capitalized	18,640	18,158	17,979	22,940	22,341	11,545
Interest component of rental expense (a)	30,306	30,386	31,139	30,279	30,089	14,658
AFUDC - Debt funds	0	12	229	117	2,903	2,572
Earnings as defined	$180,786	$186,150	$185,389	$190,250	$183,558	$89,286

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$11,808	$12,440	$15,467	$20,620	$21,795	$11,567
Interest capitalized as a regulatory asset	10,567	0	0	0	0	181
Interest on affiliated loans	3,881	4,095	730	47	33	11
Interest on interim obligations	1,425	0	0	0	0	0
Amort of debt disc, premium and expense, net	1,061	1,055	1,204	1,399	1,624	980
Other interest charges	465	580	807	991	1,792	1,559
Interest component of rental expense (a)	30,306	30,386	31,139	30,279	30,089	14,658
Fixed charges as defined	$59,513	$48,556	$49,347	$53,336	$55,333	$28,956

RATIO OF EARNINGS TO FIXED CHARGES	3.04	3.83	3.76	3.57	3.32	3.08

(a) Includes the interest component of rentals where determinable plus one-third of remaining rental expense.